PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE

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MILLENIUM MANAGEMENT, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA  91101

CONTACT: Stacey McClain, (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, May 19, 2003 - Millenium Management, LLC today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in Income Growth Partners, Ltd. X - Original Units. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Monday, May 26, 2003. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Monday, May 19, 2002. Everest reported that approximately 395 units have been deposited to date in response to the offer.